SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                        3RD QUARTER FINANCIAL STATEMENTS

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                       Form 20-F |X|  Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                              Yes |X|   No|_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Eiger Technology, Inc.

                                    /S/ Gerry A. Racicot
                                    -----------------------
Date:  AUGUST 21, 2002              Mr. Gerry A. Racicot
                                    President

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis of operating results and financial position should be read in conjunction with the consolidated interim financial statements of the Company and notes thereto incorporated by reference in this quarterly report.

The Company

Eiger Technology, Inc. has four operating subsidiaries; Onlinetel, Corp., K-Tronik International Corp., Eiger Net Inc., and Newlook Industries Corp. The sole operating division of Newlook is ADH Custom Metal Fabricators Inc. Eiger's head office is located in Toronto, Ontario and has six employees.

Onlinetel is a Voice over Internet Protocol (VoIP) next generation telecommunications company that can take voice information from any landline or cellular phone, convert that information to digital IP packets and route that information, phone-to-phone, over the Internet. Onlinetel currently derives its revenue from 10-10 and flat rate long distance services, carrier termination services, ISP services and advertising on its free calling network. Onlinetel is based in Kitchener, Ontario and has 15 employees.

Eiger Net is involved in the R&D, engineering and manufacturing of multimedia and data communication cards such as 56K and DSL modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide. Eiger Net is located in South Korea and has 30 employees.

K-Tronik is a leading North American manufacturer of energy efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to OEM light fixture companies, distributors and contractors. In addition to its head office in New Jersey, K-Tronik maintains a manufacturing facility in South Korea. K-Tronik employs 46 people.

Newlook Industries has one operating subsidiary, ADH Custom Metal Fabricators Inc. ADH is a fully integrated custom sheet metal manufacturer. ADH manufactures a complete line of electronic cabinets and data racks, as well as custom electrical enclosures. Newlook is located in Stratford, Ontario and has 20 employees.

Results of Operations

The Company generated sales of $4.1 million in the third quarter 2002 compared to $7.8 million in the third quarter 2001 fiscal year. For the 9-month period total sales were $14.2 million compared to $23.3 million for the same period in 2001. The decrease is mainly due to a reduction in Eiger Net Inc.'s sales of $3.7 million for the quarter ending June 30, 2002 and $9.8 million for the 9-month period, reflecting a weakness in the global economy and especially in the computer peripheral sector. During the fiscal 2001 year, the Company wrote off goodwill, investments, development and other costs amounting to $16,366,000 and acquired a 100% interest in Onlinetel, Inc, a Kitchener/Waterloo based Voice over Internet Protocol (VoIP) long distance and ISP services company. Revenue from ongoing operations for the third quarter were as follows:

                        Revenue for Q3       Revenue for the 9-month period
                        --------------       ------------------------------
                          ($'000's)                                ($'000's)

                         2002     2001   Increase     2002      2001   Increase
                                         (Decrease)                   (Decrease)
Onlinetel                 324       --        324     1,068        --     1,068
Eiger Net                 730    4,453     (3,723)    4,743    14,495    (9,752)
K-Tronik                2,742    2,641        101     7,463     7,010       453
ADH                       306      674       (368)      991     1,846      (855)
                        -----   ------    -------    ------   -------    ------
                        4,102    7,768     (3,666)   14,265    23,351    (9,086)
                        =====    =====     ======    ======    ======    ======

Management is of the opinion that Eiger will increase business significantly through its Onlinetel subsidiary and realize significant shareholder value through the public listing of K-Tronik. Management continues to believe that cost savings businesses such as energy saving electronic ballasts (K-Tronik) and VoIP (Onlinetel) should benefit from a cost conscious marketplace and represent significant long term growth industries.

K-Tronik sales increased due to a broadening of product offerings and continued increase in brand recognition. ADH sales decreased due to the reduction in outsourcing needed by its primary customers in South-western Ontario. The decrease in sales at Eiger Net reflects the downturn in the overall computer peripheral OEM manufacturing sector.

Total expenses decreased approximately 21% during the quarter ended June 30, 2002 to $ 2,223,000 from $2,797,000 for the quarter ended June 30, 2001. There was an overall decrease in expenses of over 10% for the 9 month period ending June 30. Operations and administrative expenses decreased by approximately 17% (Q3 2002: $ 1,900,000; 2001: $ 2,298,000). The overall decrease for the 9 month period ending June 30 was approximately 5%. These operations and administrative expenses consisted principally of salaries and benefits and the operating costs of the Company's Eiger Net and K-Tronik sales, R&D, design engineering and manufacturing facilities.

While interest on long-term debt decreased (for the quarter ended June 30, 2002:
$10,000; June 30, 2001: $15,000 and for the 9 month period ending June 30, 2002:
$29,000; June 30, 2001: $51,000), other interest and bank charges increased (June 30, 2002: $133,000; June 30, 2001: $104,000 and for the 9 month period ending June 30, 2002: $370,000; June 30, 2001: $292,000). The decrease in long-term debt interest was due to a reduction in long-term debt at Eiger Group of Companies.

Amortization of goodwill and other assets decreased from $300,000 in Q3 2001 to $119,000 in Q3 2002, due to the previous year's write-down and new accounting regulations regarding amortization of goodwill.

Liquidity and Capital Reserves

At June 30, 2002, the Company's cash position and working capital were $6,456,000 and $7,915,000 respectively, compared with $5,993,000 and $12,815,000 at September 30, 2001.

The decrease in the Company's accounts receivable to $4,165,000 at June 30, 2002 from $8,759,000 at September 30, 2001 is due to the decrease in the volume of business at Eiger Net, off set partially by an increase in business at K-Tronik.

Inventory decreased to $5,396,000 June 30, 2002 from $6,545,000 at September 30, 2001 as a result of the decrease in the volume of business at Eiger Net offset by K-Tronik.

Financial Risk and Foreign Exchange

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar and South Korean won/Canadian dollar exchange rate and interest rates. The Company does not hedge its foreign currency or interest rate exposure. This is a result of an evaluation of the costs of hedging and the labour being a large component of K-Tronik Asia's South Korean Won exposure offset by Korean Won based revenue. Foreign exchange loss for the quarter ended June 30, 2002 was $391,000.

Review and Outlook

Onlinetel Corp: In Q3, the focus at Onlinetel was completing the rollout of its' national VoIP network and introducing a suite of residential long distance and carrier termination services. Onlinetel met its Q3 objectives by completing its' network rollout by May 1 2002 and launching 10-10-580 casual calling services, flat rate calling plans priced as low as $0.02/minute and carrier termination services in late May and June 2002. In addition, Onlinetel management was restructured to facilitate sales growth and cost containment.

Q4 marks a transition point for Onlinetel from building its VoIP network and supporting infrastructure to generating revenue and earnings from that base. Onlinetel is only 51 days into Q4 and annualized revenues are already 116% higher than at the end of Q3. However, despite this strong growth, due to the cost of network build-out and the fact that network utilization is at 20% of capacity at this early stage of growth, Onlinetel will still operate at a loss until utilization reaches 40%. From that point, revenue growth will accrue directly to the bottom line.

In addition, whereas flat rate and 10-10 long distance revenues are growing at a very high rate, termination revenue is weaker than anticipated largely due to the greater than expected time and cost to configure networks for termination. As a result of these complexities, although demand for termination services is high and Onlinetel has a greater number of termination customers than expected, usage per customer and total termination revenue is below expectations. As a result of the demand for Onlinetel's flat rate and 10-10 services coupled with the complexities of configuring termination business, management has decided to aggressively grow its flat rate, 10-10 and advertising revenues and position termination as a way to backfill excess capacity.

Eiger continues to move Onlinetel towards profitability with an increase in sales from June 30, 2002 to August 20, 2002 of 116%. The annual revenue run rate based on August daily numbers is $2,725,000 vs. $1,260,000 on June 30, 2002. And although Eiger expects this growth rate to continue in Q4 and into the following fiscal year, management is also considering a corporate restructuring of Onlinetel based on Eiger's pre-advancement of funds to Onlinetel and Onlinetel's inability to produce satisfactory operating and profitability results on a more timely basis.

Newlook Industries: Newlook is a TSX Venture Exchange company. Eiger owns 80.13% of Newlook (Q3 Market Close Value of $2.4 million). Newlook has one operating division, ADH Custom Metal Fabrication Inc. During Q3 ADH was successful in completing the re-design and launch of its' electronic cabinet and rack product lines and expanding its distribution more than threefold, from local distribution in Ontario to all of Ontario, the East Coast and New York State. In addition, ADH is winning a larger share of the electrical enclosure market based on performance and dedication to customer satisfaction and overall service.

The enhanced product line and growth in distribution resulted in a strong start to Q4. ADH was profitable in July and, based on existing orders, expects to be profitable again in August. The balance of Q4 following into next year will bring continued growth and profitability through innovative new product developments, on time deliveries, cost controls and near zero defects. ADH will continue to add distributors in Canada and reps in the USA, and expects to obtain certification for its' custom built NEMA 12 cabinets in Q4. This certification will open the door to a wide range of new customers and a larger market potential for ADH.

K-Tronik: K-Tronik was successful in both growing revenue and market share and reducing losses in the quarter despite a weaker economy. Revenue in Q3 was $2,742,000, up 3.8% from the same period last year. In addition K-Tronik was successful in reducing its' third quarter loss to $28,000 from $247,000 for the quarter ended June 30, 2001. This improvement is due to increased operating efficiencies at both the factory in South Korea and in distribution in the United States. These positive variances were maintained despite price pressures prevalent throughout the construction industry.

In Q4, prices are expected to remain stable, and management expects to continue its' trend of improved revenues and profitability while working towards its public listing. K-Tronik has filed its SB-2 registration statement with the United States Securities and Exchange Commission (SEC) and has received approval for listing from NASDAQ subject to SEC approval.

                             EIGER TECHNOLOGY, INC.

                   Unaudited Consolidated Financial Statements

                    for the nine months ended June 30, 2002

                             EIGER TECHNOLOGY, INC.
                      Unaudited Consolidated Balance Sheet

---------------------------------------------------------------------------------------------------------
                                                                                June 30     September 30
                                                                                  2002           2001
---------------------------------------------------------------------------------------------------------
                                                                                   $              $
                                     Assets
Current
   Cash and Marketable Securities                                               6,456,000      5,993,000
   Accounts Receivable                                                          4,165,000      8,759,000
   Inventories                                                                  5,396,000      6,545,000
   Prepaid Expenses                                                               299,000        769,000
                                                                               ----------     ----------

                                                                               16,316,000     22,066,000

   Capital                                                                      5,020,000      4,541,000
   Long-term Investments                                                          264,000        404,000
   Goodwill                                                                     3,020,000      2,488,000
   Other                                                                          780,000      1,222,000
                                                                               ----------     ----------
                                                                               25,400,000     30,721,000
                                                                               ==========     ==========

                         Liabilities and Shareholders' Equity

Current
   Bank Indebtedness                                                            4,957,000      3,515,000
   Accounts Payable and Accrued Liabilities                                     3,324,000      5,616,000
   Current Portion of Long-term Debt                                              120,000        120,000
                                                                               ----------     ----------
                                                                                8,401,000      9,251,000
                                                                               ----------     ----------
Long-term Debt                                                                    645,000      1,014,000
                                                                               ----------     ----------
Non-Controlling Interest                                                       (1,539,000)      (671,000)
                                                                               ----------     ----------
Shareholders' Equity
   Share Capital                                                               42,236,000     42,001,000
   Contributed Surplus                                                            217,000        217,000
   Retained Earnings (Deficit)                                                (24,560,000)   (21,091,000)
                                                                               ----------     ----------
                                                                               17,893,000     21,127,000
                                                                               ----------     ----------
                                                                               25,400,000     30,721,000
                                                                               ==========     ==========

On Behalf of the Board:

         "Gerry Racicot"            Director
-----------------------------------
          Gerry Racicot

         "Keith Attoe"              Director
-----------------------------------
          Keith Attoe

                             EIGER TECHNOLOGY, INC.
      Unaudited Consolidated Statement of Operations and Retained Earnings

-----------------------------------------------------------------------------------------------------------------------------------
For the nine months ended June 30                                        2002            2002            2001           2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                               (Current Quarter)  (Year-to-Date)  (Current Quarter)  (Year-to-Date)
                                                                       $                 $                $                $
Sales                                                                4,102,000      14,265,000         7,768,000        23,351,000

Cost of Sales                                                        3,600,000      12,355,000         7,311,000        21,629,000
                                                                   -----------     -----------       -----------       -----------
Gross Margin                                                           502,000       1,910,000           457,000         1,722,000
                                                                   -----------     -----------       -----------       -----------
Expenses
   Selling, General and Administrative                               1,900,000       6,455,000         2,298,000         6,762,000
   Amortization of Capital Assets                                      119,000         350,000            80,000           264,000
   Amortization of Goodwill and Other Assets                            61,000         210,000           300,000           900,000
   Interest on Long-term Debt                                           10,000          29,000            15,000            51,000
   Other Interest and Bank Charges                                     133,000         370,000           104,000           292,000
                                                                   -----------     -----------       -----------       -----------
                                                                     2,223,000       7,414,000         2,797,000         8,269,000
                                                                   -----------     -----------       -----------       -----------
Income (Loss) from Operations                                       (1,721,000)     (5,504,000)       (2,340,000)       (6,547,000)

Other Income                                                            36,000         199,000           144,000         1,187,000
                                                                   -----------     -----------       -----------       -----------
Income before Taxes                                                 (1,685,000)     (5,305,000)       (2,196,000)       (5,360,000)

Provision for Income Taxes                                            (378,000)       (378,000)         (474,000)       (1,013,000)
                                                                   -----------     -----------       -----------       -----------
Income before Non-controlling Interest                              (1,307,000)     (4,927,000)       (1,722,000)       (4,347,000)

Non-controlling Interest                                              (203,000)     (1,458,000)         (670,000)       (2,230,000)
                                                                   -----------     -----------       -----------       -----------
Income (Loss) before Extraordinary Item                             (1,104,000)     (3,469,000)       (1,052,000)       (2,117,000)

Extraordinary Item (Net of Future Taxes of $1,000,000):
  Write down of Investments and Goodwill                                    --              --       (11,900,000)      (11,900,000)
                                                                   -----------     -----------       -----------       -----------
Net Income (Loss) for the Period                                    (1,104,000)     (3,469,000)      (12,952,000)      (14,017,000)

Retained Earnings (Deficit), Beginning of Period                   (23,456,000)    (21,091,000)       (1,829,000)         (764,000)
                                                                   -----------     -----------       -----------       -----------
Retained Earnings (Deficit), End of Period                         (24,560,000)    (24,560,000)      (14,781,000)      (14,781,000)
                                                                   ===========     ===========       ===========       ===========
Earnings Per Share:
  Income (Loss) before Extraordinary Item:
    Basic                                                                (0.03)          (0.09)            (0.03)            (0.07)
                                                                   ===========     ===========       ===========       ===========
    Diluted                                                              (0.03)          (0.09)            (0.03)            (0.07)
                                                                   ===========     ===========       ===========       ===========
  Net Income (Loss):
    Basic                                                                (0.03)          (0.09)            (0.38)            (0.44)
                                                                   ===========     ===========       ===========       ===========
    Diluted                                                              (0.03)          (0.09)            (0.38)            (0.44)
                                                                   ===========     ===========       ===========       ===========

                             EIGER TECHNOLOGY, INC.
                 Unaudited Consolidated Statement of Cash Flows

-----------------------------------------------------------------------------------------------------------------------------------
For the nine months ended June 30                                     2002            2002              2001             2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                               (Current Quarter)  (Year-to-Date)  (Current Quarter)  (Year-to-Date)
                                                                       $                 $                $                $
   Operating Activities
     Net Income (Loss) for the Period                             (1,104,000)      (3,469,000)       (1,052,000)        (2,117,000)
     Items not Involving Cash
       Amortization                                                  180,000          560,000           380,000          1,164,000
                                                                   ---------        ---------         ---------          ---------
                                                                    (924,000)      (2,909,000)         (672,000)          (953,000)
       Changes in Non-cash Operating Accounts
         Accounts Receivable                                         478,000        4,594,000          (634,000)         2,936,000
         Inventories                                                (176,000)       1,149,000         1,198,000          3,179,000
         Prepaid Expenses                                           (124,000)         470,000          (233,000)          (135,000)
         Accounts Payable                                            143,000       (2,292,000)         (198,000)        (5,511,000)
         Current Income Taxes                                             --               --           117,000            (54,000)
         Future Income Taxes                                              --               --          (474,000)          (855,000)
         Non-controlling Interest                                   (440,000)      (1,458,000)         (671,000)        (1,420,000)
                                                                   ---------        ---------         ---------          ---------
                                                                  (1,043,000)        (446,000)       (1,567,000)        (2,813,000)
                                                                   ---------        ---------         ---------          ---------
   Investment Activities
     Sale (Purchase) of Capital Assets                              (595,000)        (829,000)         (368,000)          (889,000)
     Non-controlling Interest                                        115,000           (4,000)               --                 --
     Long-term Investments                                            39,000          140,000           (32,000)        (3,715,000)
     Goodwill and Other Assets                                         3,000          294,000           244,000           (232,000)
                                                                   ---------        ---------         ---------          ---------
                                                                    (438,000)        (399,000)         (156,000)        (4,836,000)
                                                                   ---------        ---------         ---------          ---------
     Financing Activities
       Operating Line of Credit                                     (172,000)       1,442,000           469,000            540,000
       Long-term Debt                                               (370,000)        (369,000)           (6,000)          (354,000)
       Common Shares Issued                                          117,000          235,000                --            465,000
       Costs Related to Issuance of Share Capital                         --               --                --          1,720,000
                                                                   ---------        ---------         ---------          ---------
                                                                    (425,000)       1,308,000           463,000          2,371,000
                                                                   ---------        ---------         ---------          ---------
   Net Cash Flows for the Period                                  (1,906,000)         463,000        (1,260,000)        (5,278,000)
   Cash and Cash Equivalents, Beginning of Period                  8,362,000        5,993,000         9,796,000         13,814,000
                                                                   ---------        ---------         ---------          ---------
   Cash and Cash Equivalents, End of Period                        6,456,000        6,456,000         8,536,000          8,536,000
                                                                   =========        =========         =========          =========
   Cash and Cash Equivalents Represented By:
     Cash and Marketable Securities                                6,456,000        6,456,000         9,796,000          9,796,000
     Cash Held in Escrow                                                  --               --                --                 --
                                                                   ---------        ---------         ---------          ---------
                                                                   6,456,000        6,456,000         9,796,000          9,796,000
                                                                   =========        =========         =========          =========

                             EIGER TECHNOLOGY, INC.
                 Notes to the Consolidated Financial Statements
                     For the nine months ended June 30, 2002

--------------------------------------------------------------------------------
Significant Accounting Policies:
--------------------------------------------------------------------------------

These interim financial statements have been prepared using the same accounting principles and the same methods of appllication as were used in the preparation of the Company's annual financial statements for the year ended September 30, 2001.

--------------------------------------------------------------------------------
Reconciliation to U.S. GAAP:
--------------------------------------------------------------------------------

Revelant differences between accounting principles generally accepted in Canada (Cdn. GAAP") compared to those principles generally accepted in the United States of America ("U.S. GAAP") are as follows:

U.S. GAAP requires that all organization costs (including those previously deferred) be expensed currently. Also, all product development costs are to be expensed as incurred. Cdn. GAAP permits the deferral and amortization of these costs when certain conditions are met.

U.S. GAAP requires the measurement and reporting of "comprehensive income". Comprehensive income includes net income and all other changes to shareholders' equity other than amounts received from or paid to shareholders. The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders' equity.

APB Oinion 25 permits the intrinsic value based method to be used to measure stock option compensation costs. The intrinsic method is generally used in Canada. In this case, the Company grants stock options at fair market value and no compensation is recognized.

Reconciliations:

                                                               June 30       June 30
                                                                2002          2001
                                                             ----------    -----------
                                                                 $              $
Net Income
- per Cdn. GAAP                                              (3,469,000)   (14,017,000)

- expense current product development costs                          --        (92,000)
- add back amortization of deferred costs                       119,000        220,000
- adjustments to non-controlling interest and future taxes      (42,000)            --
- foreign currency translation adjustment                       391,000        101,000
                                                             ----------    -----------
- per U.S. GAAP                                              (3,001,000)   (13,788,000)

Comprehensive item - foreign currency translation              (391,000)      (101,000)
                                                             ----------    -----------
Comprehensive Income                                         (3,392,000)   (13,889,000)
                                                             ==========    ===========

                             EIGER TECHNOLOGY, INC.
                 Notes to the Consolidated Financial Statements
                    For the nine months ended June 30, 2002

--------------------------------------------------------------------------------
Reconciliation to U.S. GAAP - continued:
--------------------------------------------------------------------------------

                                                                                     June 30        June 30
                                                                                       2002           2001
                                                                                   -----------    -----------
                                                                                        $               $
Accumulated Other Comprehensive Items
- per Cdn. GAAP                                                                             --             --

- cumulative foreign currency translation adjustments                                 (627,000)      (236,000)
                                                                                   -----------    -----------
- per U.S. GAAP                                                                       (627,000)      (236,000)
                                                                                   ===========    ===========

Retained Earnings (Deficit)
- End of Period per Cdn. GAAP                                                      (24,560,000)   (14,781,000)

- expense deferred product development costs net of
  portion relating to non-controlling interest                                        (179,000)    (1,042,000)
- expense deferred organization costs net of portion
  relating to non-controlling interest                                                      --       (138,000)
- foreign currency translation adjustments                                             627,000        206,000
- future income tax savings related to above                                            58,000        375,000
                                                                                   -----------    -----------
- End of Period per U.S. GAAP                                                      (24,054,000)   (15,380,000)
                                                                                   ===========    ===========

Total Assets
- per Cdn. GAAP                                                                     25,400,000     38,649,000

- expense deferred product development costs                                          (179,000)    (1,306,000)
- expense deferred organization costs                                                       --       (278,000)
- increase in future income tax assets                                                  58,000        334,000
                                                                                   -----------    -----------
- per U.S. GAAP                                                                     25,279,000     37,399,000
                                                                                   ===========    ===========

--------------------------------------------------------------------------------
Segmented Information:
--------------------------------------------------------------------------------

Segmented information is presented on the following two pages.

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                                  June 30, 2002
--------------------------------------------------------------------------------

                                ADH                      K-Tronik                   Onlinetel                         Eiger
                      -----------------------    ------------------------     ------------------------      ------------------------
                       Current       Year to      Current        Year to        Current       Year to            Current     Year to
                       Quarter        Date         Quarter        Date          Quarter        Date             Quarter       Date
                      -----------------------    ------------------------     ------------------------      ------------------------
                          $             $            $             $             $             $             $               $
Sales:
   External            306,000       991,000     2,742,000     7,463,000        324,000      1,068,000        730,000     4,743,000
   Intersegment             --            --            --            --             --             --             --            --
                      ---------     ---------   -----------   -----------      ---------     ----------      ---------    ----------
                       306,000       991,000     2,742,000     7,463,000        324,000      1,068,000        730,000     4,743,000

Cost of Sales         (243,000)     (796,000)   (2,111,000)   (5,693,000)      (302,000)      (900,000)      (944,000)   (4,966,000)
Other Expenses        (121,000)     (343,000)     (659,000)   (2,353,000)      (508,000)    (1,067,000)        65,000      (640,000)
                      ---------     ---------   -----------   -----------      ---------     ----------      ---------    ----------
Net Income             (58,000)     (148,000)      (28,000)     (583,000)      (486,000)      (899,000)      (149,000)     (863,000)
                      =========     =========   ===========   ===========      =========     ==========      =========    ==========
                                                                                                     Totals per
                                                All                       Reconciling                Financial
                                              Others                         Items                  Statements
                                      ---------------------          ----------------------   ------------------------
                                      Current       Year to          Current        Year to  Current          Year to
                                      Quarter        Date            Quarter         Date    Quarter          Date
                                         $            $                $               $        $                $
Sales:
External                                   --            --            --             --      4,102,000     14,265,000
Intersegment                               --            --            --             --             --             --
                                     ---------   -----------   -----------      ---------    -----------    -----------
                                           --            --            --             --      4,102,000     14,265,000

Cost of Sales                              --            --            --             --     (3,600,000)   (12,355,000)
Other Expenses                       (383,000)     (976,000)           --             --     (1,606,000)    (5,379,000)
                                     ---------   -----------   -----------      ---------    -----------    -----------
Net Income                           (383,000)     (976,000)           --             --     (1,104,000)    (3,469,000)
                                     =========   ===========   ===========      =========    ===========    ===========

                                  ADH                    K-Tronik                   Onlinetel                         Eiger
                       ------------------------  ------------------------     ------------------------      ------------------------
                         June 30      Sept. 30    June 30      Sept. 30       June 30        Sept. 30           June 30     Sept. 30
                          2002          2001        2002         2001           2002           2001              2002         2001
                       ------------------------  ------------------------     ------------------------      ------------------------
                            $             $           $             $             $             $             $              $
Current Assets:
  Cash                   185,000       312,000      45,000       147,000         12,000        208,000      4,585,000     1,461,000
  Accounts Receivable    331,000       344,000   1,951,000     2,102,000        267,000        173,000      1,582,000     6,098,000
  Inventory              803,000       875,000   3,482,000     3,650,000             --             --      1,111,000     2,020,000
  Prepaid Expenses        11,000         3,000     255,000       243,000         10,000          4,000         11,000       442,000
                       ---------     ---------   ---------     ---------      ---------      ---------      ---------    ----------
                       1,330,000     1,534,000   5,733,000     6,142,000        289,000        385,000      7,289,000    10,021,000

Capital Assets         1,650,000     1,721,000     518,000       660,000      1,287,000        724,000      1,455,000     1,320,000
Long-term Investments         --            --          --            --          7,000             --        134,000        80,000
Goodwill and Other       789,000       379,000   1,122,000     1,182,000      1,360,000      1,314,000        497,000       789,000
                       ---------     ---------   ---------     ---------      ---------      ---------      ---------    ----------
Total Assets           3,769,000     3,634,000   7,373,000     7,984,000      2,943,000      2,423,000      9,375,000    12,210,000
                       =========     =========   =========     =========      =========      =========      =========    ==========
                                                                                                   Totals per
                                               All                       Reconciling                Financial
                                              Others                         Items                  Statements
                                      ---------------------        ----------------------      ------------------------
                                      June 30      Sept. 30         June 30      Sept. 30     June 30          Sept. 30
                                        2002         2001            2002         2001         2002             2001
                                         $            $               $            $            $                $
Current Assets:
Cash                                1,629,000     3,865,000            --             --      6,456,000      5,993,000
Accounts Receivable                    34,000        42,000            --             --      4,165,000      8,759,000
Inventory                                  --            --            --             --      5,396,000      6,545,000
Prepaid Expenses                       12,000        77,000            --             --        299,000        769,000
                                    ---------   -----------   -----------      ---------    -----------    -----------
                                    1,675,000     3,984,000            --             --     16,316,000     22,066,000

Capital Assets                        110,000       116,000            --             --      5,020,000      4,541,000
Long-term Investments                 123,000       324,000            --             --        264,000        404,000
Goodwill and Other                     32,000        46,000            --             --      3,800,000      3,710,000
                                    ---------   -----------   -----------      ---------    -----------    -----------
Total Assets                        1,940,000     4,470,000            --             --     25,400,000     30,721,000
                                    =========   ===========   ===========      =========    ===========    ===========

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                                  June 30, 2001
--------------------------------------------------------------------------------



                                 ADH                      K-Tronik                  Onlinetel                      Eiger
                        -----------------------   -------------------------    --------------------      -------------------------
                         Current     Year to        Current      Year to       Current      Year to        Current      Year to
                         Quarter       Date         Quarter        Date        Quarter        Date         Quarter        Date
                        =======================   =========================    ====================      ==========================
                            $            $             $             $            $            $              $             $
Sales:
  External               674,000     1,846,000     2,641,000     7,010,000        --           --         4,453,000     14,495,000
  Intersegment                --            --            --            --        --           --                --             --
                        -----------------------   -------------------------    --------------------      -------------------------
                         674,000     1,846,000     2,641,000     7,010,000        --           --         4,453,000     14,495,000

Cost of Sales           (424,000)   (1,213,000)   (2,457,000)   (5,281,000)       --           --        (4,430,000)   (15,135,000)
Extraordinary Item      (125,000)     (125,000)           --            --        --           --        (5,871,000)    (5,871,000)
Other Expenses          (489,000)     (972,000)     (431,000)   (1,879,000)       --           --          (243,000)      (384,000)
                        -----------------------   -------------------------    --------------------      -------------------------

Net Income              (364,000)     (464,000)     (247,000)     (150,000)       --           --        (6,091,000)    (6,895,000)
                        =======================   =========================    ====================      ==========================

                                                                                      Totals per
                                  All                     Reconciling                  Financial
                                 Others                      Items                    Statements
                        --------------------------   ----------------------   --------------------------
                         Current       Year to       Current       Year to      Current       Year to
                         Quarter         Date        Quarter         Date       Quarter         Date
                        ==========================   ======================   ===========================
                            $              $            $              $           $              $
Sales:
  External                      --             --        --             --      7,768,000     23,351,000
  Intersegment                  --             --        --             --             --             --
                        --------------------------   ----------------------   ---------------------------
                                --             --        --             --      7,768,000     23,351,000

Cost of Sales                   --             --        --             --     (7,311,000)   (21,629,000)
Extraordinary Item      (5,904,000)    (5,904,000)       --             --    (11,900,000)   (11,900,000)
Other Expenses            (343,000)      (601,000)   (3,000)        (3,000)    (1,509,000)    (3,839,000)
                        --------------------------   ----------------------   ---------------------------

Net Income              (6,247,000)    (6,505,000)       --             --    (12,952,000)   (14,017,000)
                        ==========================   ======================   ===========================



                                    ADH                     K-Tronik                  Onlinetel                     Eiger
                           -----------------------  -------------------------    ---------------------    -------------------------
                           June 30      Sept. 30      June 30       Sept. 30     June 30      Sept. 30      June 30       Sept. 30
                            2001          2000         2001           2000         2001         2000         2001           2000
                          ========================  =========================    =====================    =========================
                               $            $            $             $            $            $             $             $
Current Assets:
  Cash                        1,000         1,000      261,000       446,000        --           --        1,788,000        907,000
  Accounts Receivable       593,000       594,000    1,950,000     1,463,000        --           --        6,521,000      9,948,000
  Inventory                 945,000     1,035,000    3,655,000     2,481,000        --           --        3,099,000      7,362,000
  Prepaid Expenses            4,000         3,000      296,000       471,000        --           --          511,000        171,000
                          ------------------------  -------------------------    --------------------     -------------------------
                          1,543,000     1,633,000    6,162,000     4,861,000        --           --       11,919,000     18,388,000

Future Income Tax Assets     72,000            --      463,000            --        --           --          900,000             --
Capital Assets            1,751,000     1,812,000      725,000       652,000        --           --        1,744,000      2,444,000
Long-term Investments            --            --           --            --        --           --          691,000        437,000
Goodwill and Other          231,000       437,000    2,408,000     3,119,000        --           --        1,773,000      6,772,000
                          ------------------------  -------------------------    --------------------     -------------------------

Total Assets              3,597,000     3,882,000    9,758,000     8,632,000        --           --       17,027,000     28,041,000
                          ========================  =========================    ====================     =========================

                                                                                        Totals per
                                    All                     Reconciling                  Financial
                                   Others                      Items                    Statements
                          --------------------------   -----------------------  --------------------------
                           June 30        Sept. 30      June 30       Sept. 30    June 30        Sept. 30
                             2001           2000         2001           2000        2001           2000
                          ==========================   =======================  ===========================
                              $              $            $              $           $              $
Current Assets:
  Cash                     6,486,000     12,460,000        --             --      8,536,000     13,814,000
  Accounts Receivable         39,000         34,000        --             --      9,103,000     12,039,000
  Inventory                       --             --        --             --      7,699,000     10,878,000
  Prepaid Expenses            10,000         41,000        --             --        821,000        686,000
                          --------------------------   ----------------------   ---------------------------
                           6,535,000     12,535,000        --             --     26,159,000     37,417,000

Future Income Tax Assets     555,000             --        --             --      1,990,000             --
Capital Assets               112,000         90,000        --             --      4,332,000      4,998,000
Long-term Investments      1,002,000      3,900,000        --             --      1,693,000      4,337,000
Goodwill and Other            63,000         65,000        --             --      4,475,000     10,393,000
                          --------------------------   ----------------------   ---------------------------

Total Assets               8,267,000     16,590,000        --             --     38,649,000     57,145,000
                          ==========================   ======================   ===========================